UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

DFB HEALTHCARE ACQUISITIONS CORP.

(Name of Issuer)

COMMON STOCK, $0.0001 par value

(Title of Class of Securities)

23291E109

(CUSIP Number)

RICHARD BARASCH

c/o DFB HEALTHCARE ACQUISITIONS CORP.

780 THIRD AVENUE, 37TH FLOOR

NEW YORK, NY 10017

(212) 551-1600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 15, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons Deerfield/RAB Ventures, LLC

2	Check the Appropriate Box if a Member of a Group

	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

	8	Shared Voting Power 6,045,652

	9	Sole Dispositive Power - 0 -

	10	Shared Dispositive Power 6,045,652

11	Aggregate Amount Beneficially Owned by Each Person 6,045,652

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) (see Item 5(a)) 19.3%

14	Type of Reporting Person OO

1	Name of Reporting Persons Richard Barasch

2	Check the Appropriate Box if a Member of a Group

	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

	8	Shared Voting Power 6,045,652

	9	Sole Dispositive Power - 0 -

	10	Shared Dispositive Power 6,045,652

11	Aggregate Amount Beneficially Owned by Each Person 6,045,652

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) (see Item 5(a)) 19.3%

14	Type of Reporting Person IN

1	Name of Reporting Persons RAB Ventures (DFB) LLC

2	Check the Appropriate Box if a Member of a Group

	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

	8	Shared Voting Power 6,045,652

	9	Sole Dispositive Power - 0 -

	10	Shared Dispositive Power 6,045,652

11	Aggregate Amount Beneficially Owned by Each Person 6,045,652

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) (see Item 5(a)) 19.3%

14	Type of Reporting Person OO

This Amendment No. 3 to Schedule 13D (this “Amendment No. 2”) amends the statement on Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on March 5, 2018, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the Commission on April 3, 2018 and Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the Commission on July 12, 2019 (as so amended, the “Schedule 13D”). Capitalized terms used in this Amendment No. 3 but not otherwise defined herein have the meanings given to them in the Schedule 13D.

Except as otherwise set forth herein, this Amendment No. 3 does not modify any of the information previously reported by the Reporting Persons in the Initial Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following information:

In connection with the execution and delivery of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 8, 2019, by and among the Issuer, AdaptHealth Holdings, LLC, a Delaware limited liability company (“AdaptHealth”), BM AH Holdings, LLC, a Delaware limited liability company, Access Point Medical, Inc, a Delaware corporation, DFB Merger Sub LLC, a Delaware limited liability company, AH Representative LLC, a Delaware limited liability company, and, solely for the limited purposes set forth therein, BlueMountain Foinaven Master Fund L.P., a Cayman Islands exempted limited partnership, BMSB L.P., a Delaware limited partnership, BlueMountain Fursan Fund L.P., a Cayman Islands exempted limited partnership, and Clifton Bay Offshore Investments, L.P., a British Virgin Islands limited partnership, the Sponsor entered into a letter agreement, dated July 8, 2019 (the “Letter Agreement”), pursuant to which the Sponsor agreed to transfer, immediately prior to the consummation of the transactions contemplated by the Merger Agreement and for no consideration, 2,500,000 Founder Shares and 1,733,333 Private Placement Warrants to AdaptHealth.

On October 15, 2019, the parties to the Merger Agreement entered into Amendment No. 1 to the Merger Agreement (the “Merger Agreement Amendment”). In connection with the execution and delivery of the Merger Agreement Amendment, the Sponsor entered into an amended and restated letter agreement (the “Amended Letter Agreement”) pursuant to which the Sponsor agreed to transfer, immediately prior to the consummation of the transactions contemplated by the Merger Agreement and the Merger Agreement Amendment and for no consideration, between 2,437,500 to 2,500,000 Founder Shares and between 1,690,000 to 1,733,333 Private Placement Warrants to AdaptHealth (or such equityholders or employees of AdaptHealth as AdaptHealth shall designate prior to the closing of the transactions contemplated by the Merger Agreement and Merger Agreement Amendment) immediately prior to such closing. The number of Founder Shares and Private Placement Warrants to be transferred will be determined based on the number of shares purchased pursuant to an Amended and Restated Subscription Agreement, dated as of October 15, 2019, among the Issuer, Deerfield Private Design Fund IV, L.P. and RAB Ventures (DFB) LLC, which was entered into by the parties thereto in connection with the entry into the Merger Agreement Amendment.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following information:

Pursuant to the Merger Agreement Amendment, and in order to induce DFB Healthcare and AdaptHealth to enter into the Merger Agreement Amendment and proceed with the consummation of the transactions contemplated thereby, the Sponsor entered into the Amended Letter Agreement pursuant to which the Sponsor agreed to transfer, immediately prior to the consummation of the transactions contemplated by the Merger Agreement and for no consideration, between 2,437,500 to 2,500,000 Founder Shares and between 1,690,000 to 1,733,333 Private Placement Warrants to AdaptHealth or such equityholders or employees of AdaptHealth as AdaptHealth shall designate prior to the closing of the transactions contemplated by the Merger Agreement and Merger Agreement Amendment).

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following information:

13.	Amended and Restated Letter Agreement, dated October 15, 2019, by and among Deerfield/RAB Ventures, LLC, AdaptHealth Holdings, LLC and the Issuer (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on October 17, 2019).

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 22, 2019

DEERFIELD/RAB VENTURES, LLC

By:	/s/ Richard Barasch*
Name: Richard Barasch
Title: Manager

/s/ Richard Barasch*
Name: Richard Barasch

RAB VENTURES (DFB) LLC

By:	/s/ Richard Barasch*
Name: Richard Barasch
Title: Manager

*By:	/s/ Alan I. Annex
Name: Alan I. Annex
Attorney-in-Fact